

June 7, 2010

By facsimile to (310) 208-1154 and U.S. Mail

Mr. Jianhua Lv
Chairman, President and Chief Executive Officer
SinoCoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road, 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province, People's Republic of China 4670000

Re: SinoCoking Coal and Coke Chemical Industries, Inc.
        Registration Statement on Form S-1
        Filed May 11, 2010
        File No. 333-166720
        Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and
        Subsequent Exchange Act Reports
        File No. 1-15931

Dear Mr. Lv:

We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-1

General

1. Please amend your filing to provide updated financial information for the period ended March 31, 2010.

2. Please tell us what consideration you have given to including pro forma financial information. It appears that you should include a pro forma income statement for the year ended June 30, 2009 as well as the most recent nine-months ended March 31, 2010. Please revise as appropriate.

Prospectus Summary, page 2

3. We note your disclosure that the summary contains "basic information" about you and your securities. Please revise this disclosure to clarify that the summary provides a brief overview of the key aspects of your business and the offering. See Item 503(b) of Regulation S-K.

Our Business, page 2
Recent $44 Million Private Placement Financing, page 2

4. We note your disclosure on page 3 that you "agreed to undertake commercially reasonable efforts to register the . . . warrants issued to the non-U.S. investors in the financing." Please revise this disclosure as necessary to clarify here and elsewhere in the prospectus whether the registration obligation covers the warrants or the shares of common stock underlying the warrants.

    Risk Factors, page 5

5. We note your statement regarding the PRC government's concern for safety in the coal mining industry. In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance, such as occupational fatality and injury frequency rates. Please expand your discussion related to safety and health to include these occupational injury and frequency statistics, comparisons to comparable national statistics, and your performance as demonstrated by these rates.

A large portion of our current revenue is derived from relatively few customers, page 9

6. Please quantify the amount of revenue received from SinoCoking's four major customers in fiscal 2009. We note the disclosure on page 36.

Business, page 18

7. Please revise your disclosure to address the government regulations applicable to your business. In this regard, we note your disclosures on page 85 about government mining safety policies and in note 1 to the financial statement about the various licenses necessary to operate your business.

Contractual Arrangements with Hongli Group and its Owners, page 25

8. Please identify the owners of Hongli Group.

Operating Agreement, page 26

9. Disclosure indicates that the operating agreement's term is the maximum period of time permitted by law. Please specify the maximum period of time permitted by law.

Principal Products, page 28

10. The annual production you list here for coke and coal tar do not match the production volumes found on pages 31 and 32. Please explain these discrepancies to your reported production tonnage and correct if necessary, distinguishing these production volumes from your sales volumes. In addition, it would be helpful to label your designated tons as tonnes to distinguish them as metric tons in this filing.

Coal Mining Operations, page 28

11. You reference four separate coal mines that you own, the Yongshun, Tanglishu, Liangshuiquan, and Zhaoxi mines. Elsewhere in your filing you refer to the three mines that you acquired. Please clarify your ownership of these mines and their status, i.e., does your secondary mine operate or does it just provide emergency access and serve ventilation purposes.

Coal Trading, page 29

12. Please list the amounts of your external coal purchases for fiscal year 2006 through 2009.

Raw Coal Sales, page 34

13. Please explain the origin of the raw coal sales amounts, clarifying whether these amounts are related to external sales, internal sales, or a combination of the two. For example, your 2009 total mine production and external coal purchases do not approximate your raw coal sales, nor does your washed coal.

Real Property and Leasehold Property, page 38

14. Disclosure that SinoCoking has freely transferable land use rights for a term of 50 years appears inconsistent with disclosure under "Land use rights, net" on pages F-11 and F-36 that the contractual period of the rights is 36 years. Please reconcile the disclosures.

Background data, page 41

15. We note your mine production data in this section does not correspond to your mine production previously provided on page 29. Please modify your filing and correct these production estimates.

16. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. If this is the case, please include a statement to that effect. Absent this condition, proven and probable reserves should be segregated.

17. We note your proven and probable reserves are the in-place reserves as authorized by your mining permit based on a report dated November 2005 as issued by your provincial mining authorities, the Regional Geological Survey Team of the Henan Bureau of Geology and Mineral Exploration and Development. Please label your reserves as in-place reserves as of that date, not as of December 31, 2009. Please clarify that the recoverable coal estimate of 1.22 million tons .are proven and probable reserves and the date, this estimate defined your reserve.

18. Please clearly state your remaining recoverable proven and probable coal reserves along with the date of the estimate and your estimated remaining mine life, based on current production levels.

Selling Security Holder Table, page 45

19. Please refer to footnotes (3) and (328). Please clarify whether the selling security holders are broker-dealers or affiliates of broker-dealers. For each selling security holder that is a broker-dealer's affiliate, add representations to the prospectus that the broker-dealer's affiliate:

   • Purchased the securities to be resold in the ordinary course of business.

   • Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

   If a selling security holder cannot make these representations, the prospectus should disclose that the selling security holder is an underwriter. For any selling security holders that are broker-dealers, the prospectus should state that each such security holder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

SinoCoking Properties, page 78

20. As appropriate, please continue to update the disclosure relating to Hongli's option to acquire land use rights.

Use of Estimates, page 81

21. We read that "The more significant areas requiring the use of management estimates and assumptions relate to coal reserves that are the basis for future cash flow estimates and units-of-production depletion calculations; asset impairments; valuation allowances for deferred income taxes; reserves for contingencies and litigation and the fair value and accounting treatment of certain financial instruments." Given this, please revise your filing to include your critical accounting policies for each of the areas that you deem a more significant area or explain why you have excluded some areas from your current disclosures.

Liquidity and Capital Resources, page 101

22. Your disclosure on page7 indicates that you do not currently maintain fire or other property insurance or business interruption or third party liability insurance. Given this, please revise your filing to provide a discussion of any material losses that you have incurred in the past. If there have not been material losses, please indicate that in your filing. Additionally, please discuss the likelihood and impact that a material loss in this regard may have on your liquidity.

Net Cash Provided by Operating Activities, page 102

23. We note your disclosure that during the second half of fiscal 2009 the payment terms for both suppliers and customers were changed significantly. Please revise your filing to further discuss and quantify the terms you extend to your customers and receive from your vendors. Also include in your discussion the likelihood of further changes and the impact that these changes may have on your liquidity.

Capital Resources, page 103

24. Please revise your filing to quantify the expected capital resources needed to complete the mine acquisitions that you discuss on page 104.

Executive Compensation, page 109
Employment Agreements, page 113

25. Please specify the duration or term of each of the employment agreements of Messrs. Jianhua Lv and Zan ("Sam") Wu.

Security Ownership of Certain Beneficial Holders and Management, page 115
2002 Stock Option Plan for Directors, page 116, 2002 Consultant Stock Plan, page 116;
1999 Stock Option Plan, page 116

26. Please specify the duration or term of each plan.

Description of Securities, page 119

27. We note the statement "This description is only a summary." Please revise your
disclosure to clarify that the description includes the material features of
SinoCoking's capital stock and the material provisions of SinoCoking's articles of
incorporation and bylaws.

Consolidated Statement of Operations, page F-29

28. If you provide updated historical financial statements that reflect the reverse
acquisition, please present historical earnings per share disclosures as required by
ASC Topic 260-10-50. Otherwise, please present pro forma earnings per share
disclosures that retroactively reflect the reverse acquisition here and in your interim
financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-33

29. We note your disclosure on page 5 indicating that your operations are extensively
regulated by the PRC government, including areas such as rehabilitation of mining
sites after mining is completed. Given this, please revise your financial statements to
include your policy for accounting for such remediation costs. In your response
please reference the authoritative literature you relied on to support your conclusions.

Note 2 – Summary of Significant Accounting Policies – Intangible Mineral Rights, Net,
page F-37

30. Please revise your disclosure to clarify whether there is another way your coal
reserves are controlled other than direct ownership. If there is no means other than
direct ownership, please revise your filing to remove the word "either."

Undertakings, page II-4

31. The undertakings under (5) are inapplicable to this offering since it is not a primary
offering. Please delete them.

Exhibits

32. Please file as an exhibit to the registration statement an opinion of counsel on the
legality of the securities being registered for resale by the selling securityholders. See

Item 601(b)(5) of Regulation S-K. Please also file as an exhibit to the registration statement counsel's consent. The consent may be included in the legal opinion. Additionally, include a legal matters section in the prospectus in which you name counsel giving the legal opinion and provide counsel's address. See Rule 436 of Regulation C under the Securities Act. See also paragraph 26 of Schedule A to the Securities Act.

<u>March 31, 2010 10-Q</u>

<u>Facing Page</u>

33. Although SinoCoking indicates here and in its current reports on Form 8-K filed to date in 2010 that its Commission file number is 0-28179, the EDGAR system reflects that SinoCoking's Commission file number is 1-15931. Please revise in future filings.

<u>Note 2 – Summary of Significant Accounting Policies – Principles of Consolidation, page 9</u>

34. Please further explain to us the types and value of assets that have been excluded from the consolidated balance sheet which relate to obligations of Hongli. Additionally, please tell us whether any obligations have been excluded from the consolidated balance sheet.

<u>Note 10 - Property, plant and equipment, net, page 21</u>

35. We note your disclosure in note 9 on page 21 which indicates that you have made prepayments of $18 million related to the new coking factory. Please tell us what consideration you gave to including these amounts as construction in progress within property, plant, and equipment on your balance sheet.

<u>Capital Expenditures, page 48</u>

36. Your capital expenditures increased significantly period over period. Please provide a more detailed discussion regarding the reasons for this increase and whether this level of capital expenditure can be expected in future periods.

<u>Remediation of Material Weaknesses in Internal Control over Financial Reporting, page 49</u>

37. We note the statements "Management, including our chief executive officer and our chief financial officer, does not expect that our disclosure controls and internal controls will prevent errors and omissions, even as the same are improved to address any deficiencies and/or weaknesses. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives

of the control system are met." Revise in future filings to state clearly, if true, that SinoCoking's disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the statements from future filings. See Section II.F.4 of Release No. 33-8238.

Changes in Internal Control over Financial Reporting, page 50

38. We note the statement "Except for the remedial actions being taken as described above, there were no changes in our internal control over financial reporting…during the quarter ended March 31, 2010..." Revise in future filings to state clearly, if correct, that there *were* changes in SinoCoking's internal control over financial reporting that occurred during the period that have materially affected or are reasonably likely to affect materially SinoCoking's internal control over financial reporting.

Closing

     As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

     Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Kevin K. Leung, Esq.
        Edgar Park, Esq.
        Dominador Tolentino, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024